

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2024

Christopher Nossokoff
Vice President - Finance
The LGL Group, Inc.
2525 Shader Rd.
Orlando, FL 32804

      Re: The LGL Group, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-00106

Dear Christopher Nossokoff:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing